

VectorGlobal WMG, Inc.

Statement of Financial Condition

December 31, 2023

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45715

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VectorGlobal WMG, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  - ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1001 Brickell Bay Drive Suite 1900

(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Genaro R. Immediato	305-350-3350	gimmediato@vectorglobalwmg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kaufman, Rossin & Co., P.A.

(Name – if individual, state last, first, and middle name)

3310 Mary Street, Suite 501	Miami	FL	33133
(Address)	(City)	(State)	(Zip Code)

10/16/2003

(Date of Registration with PCAOB)(if applicable)   137   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Genaro R Immediato_____, swear (or affirm) that, to the best of my knowledge and belief, the
financial report pertaining to the firm of VectorGlobal WMG, Inc._____, as of
12/31_____, 2 023___, is true and correct. I further swear (or affirm) that neither the company nor any
partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely
as that of a customer.



Notary Public State of Florida
Claudia Garcia
My Commission HH 474808
Expires 2/23/2028

_____
Notary Public

Signature: _____

Title: _____
Finance Director

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTENTS

	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of VectorGlobal WMG, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VectorGlobal WMG, Inc. as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of VectorGlobal WMG, Inc. as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of VectorGlobal WMG, Inc.'s management. Our responsibility is to express an opinion on VectorGlobal WMG, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to VectorGlobal WMG, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Kaufman, Rossin & Co., P.A.

We have served as VectorGlobal WMG, Inc.'s auditor since 2022.

Miami, Florida
March 4, 2024

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS

CASH	$	1,258,719
DEPOSIT WITH CLEARING ORGANIZATION, RESTRICTED CASH		250,000
RECEIVABLE FROM BROKER		2,127,450
INVESTMENT SECURITIES, AT FAIR VALUE		16,125,392
DUE FROM RELATED PARTIES		2,131,700
PROPERTY AND EQUIPMENT, NET		15,777
OPERATING LEASE RIGHT OF USE		1,443,730
DEFERRED TAX ASSET		291,393
OTHER ASSETS		739,624
TOTAL ASSETS	$	24,383,785

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	2,919,291
Accrued bonus payable		1,630,990
Due to related parties		369.006
Operating lease liability		1,503,977
Total liabilities		6,423,264
COMMITMENTS AND CONTINGENCY		
STOCKHOLDER'S EQUITY		17,960,521
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	24,383,785

The accompanying notes are an integral part of this financial statement.

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 1.   ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is securities brokerage of primarily U.S. and Latin American securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through clearing and custodial brokers.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Cash and Restricted Cash

Cash includes highly liquid money markets instruments that can be redeemed on demand or highly liquid debt instruments with a purchased maturity of less than three months. During the course of operations, the Company may maintain cash balances in excess of insured limits, which approximates $1,003,000 at year-end.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Restricted Cash (Continued)

Restricted cash is subject to a legal or contractual restriction by third parties as well as a restriction as to withdrawal or use, including restrictions that require the funds to be used for a specific purpose and restrictions that limit the purpose for which the funds can be used. The Company considers the cash held on deposit by its clearing-broker to be restricted cash.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental authorities and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Receivable from Broker

The Company's receivable from Pershing include receivable from unsettled trades. The Company's trades are cleared through Pershing and settled daily between Pershing and the Company. Due to this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a short period of time. The Company continually reviews the credit quality of its counterparties.

Fair Value of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular instruments. Changes in assumptions or in market conditions could significantly affect the estimate.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> • *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
> • *Level 2*. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
> • *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Investment Securities, at Fair Value

During the year, the Company continued to hold and reinvest in various corporate bonds, diversified among different issuers. The Company may continue to invest available funds in bonds during the coming fiscal year.

As of December 31, 2023, the total fair value of these corporate bonds, diversified among different issues was $15,335,539. The fair value of these bonds was determined by the most recent transactions in said bonds on the over the counter market at year-end of the fiscal year, making them Level 2 positions.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities, at Fair Value (Continued)

The Company also continued to maintain investments in various mutual funds. These funds are to remain invested and rebalanced periodically, based on the mutual fund distributions of the Company's model portfolios, as determined by its internal investment committee. As of December 31, 2023, the total fair value of these mutual funds was $789,853. The fair value of these mutual funds was determined by the quoted prices at the end of the fiscal year, making them Level 1 positions.

Due from Related Parties

Amounts due from related parties are stated at the outstanding balance of funds due for repayment of cash advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Employee Advances

The Company offers an incentive to brokers whereby an incremental amount is paid to these brokers for net new assets introduced to the Company in anticipation of the expected revenue to be generated from these assets. These payments are calculated and paid-out on a quarterly basis, and promissory notes are issued against these payments, requiring that the employee remain in good standing with the Company for the life of the promissory note. If the broker violates the terms, the entire amount is immediately due for repayment to the Company. However, if the terms are met, the promissory note is forgiven at expiration. The Company records an asset for these promissory notes and amortizes them until expiration (See Note 6).

Property and Equipment

Furniture and fixtures, computer equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities after three years from the date of filing such income tax returns.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense. The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

LEASE ACCOUNTING

The Company applies Accounting Standards Codification 842, Leases ("ASC 842") and determines if an arrangement contains a lease at inception based on whether the Company has the right to control the asset during the control period and other facts and circumstances.

The Company evaluates the classification of leases as operating or finance at inception. Leases that meet one or more of the following criteria will be classified as finance lease:

- The Company can acquire the leased asset at the end of the lease term for a below market price.
- The ownership of the leased asset is transferred to the company at the end of the lease period.
- The duration of the lease encompasses at least 75% of the useful life of the leased assets.
- The present value of the minimum lease payments under the lease represents at least 90% of the fair value of the leased assets.

The Company has determined all leases under which they are the lessee to be operating leases. The Company is the lessee in a lease contract when they obtain the right to control the asset. Operating lease right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term, and the lease liability represents the Company's obligation to make lease payments arising from the lease, both of which are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The Company determines the lease term by assuming the exercise of renewal options that are reasonably certain. As most of the Company's leases do not provide an implicit interest rate, the Company uses its approximate incremental borrowing rate of 5.54% for financing over the period of the lease based on the information available at the commencement date in determining the present value of future payments. Leases with a lease term of 12 months or less at inception are not recorded on the Company's statement of financial condition and are expensed on a straight-line basis over the lease term in the Company's statement of operations.

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 3.	OPERATING LEASES

The Company has a non-cancellable operating lease for its main office space in Miami, Florida that expires in July 31,2026. That lease contains provisions for rent escalations and periods in which rent payments are reduced (abated). The Company also has three operating leases for the offices in Bogota, Cali, and Bucaramanga (Colombia). These leases have a one-year term that are renewed automatically each year. The Company plans to maintain those contracts at least during 2024.

Operating lease assets and liabilities as of December 31, 2023, are as follows:
Operating lease ROU asset: $ 1,443,730
Operating lease liability: $ 1,503,977

Information associated with measurement of the remaining operating lease obligations as of December 31, 2023 is as follows:

Weighted-average remaining lease term in years 2.55.
Weighted-average discount rate 5.54%

As of December 31, 2023, the estimated future minimum lease payments, exclusive of taxes and other charges are as follows:

Year ended December 31,

2024	$ 679,384
2025	588,835
2026	345,627
Total future minimum payments required	1,613,846
Less imputed interest	(109,869)
Total operating lease liability	$ 1,503,977

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 4. FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2023. There were no transfers between levels during the year 2023.

	Level 1	Level 2	Level 3	Total
ASSETS				
Investment in corporate bonds, at fair value	$ -	$ 15,335,539	$ -	$ 15,335,539
Investment in mutual funds, at fair value	789,853	-	-	789,853
TOTALS	**$ 789,853**	**$ 15,335,539**	**$ -**	**$ 16,125,392**

There are no assets or liabilities measured at fair value on a non-recurring basis.

NOTE 5. PROPERTY AND EQUIPMENT, NET

Property and equipment at December 31, 2023 consist of the following:

Leasehold improvements	$ 356,956
Office equipment	84,797
Computer equipment	104,285
Furniture and fixtures	521,288
	1,067,326
Less: accumulated depreciation and amortization	(1,051,549)
	$ 15,777

NOTE 6. OTHER ASSETS

Other assets at December 31, 2023 consist of the following:

Employee advances	$ 608,008
Prepaid expenses	98,592
Rent deposits	33,024
	$ 739,624

VECTORGLOBAL WMG, INC. (a wholly owned subsidiary of Vectormex International, Inc.)
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE 7.   INCOME TAXES

The Company files a consolidated Federal income tax return and combined Florida, New York, Illinois, and New York City tax returns with its Parent and computes its federal and state tax provision on a separate-company basis.

At year-end the components of the net deferred tax asset is as follows:

Deferred Tax Assets:		**2023**
Accruals	$	337,234
Accrued Exp. – Foreign Related Party		57,493
Fixed Assets		364
Total Deferred Tax Assets		**395,091**
Deferred Tax Liabilities:		
Unrealized Gain on Securities		15,447
Deferred Rent Liability		15,045
Employee Loan Losses		(134,189)
Total Deferred Tax Liability		**(103,698)**
Net Deferred Tax Asset	$	**291,393**

NOTE 8. RELATED PARTY TRANSACTIONS

Ultimate Parent and Parent

At December 31, 2023, the Company has a payable of $233,937 to the Ultimate Parent (Vector Casa de Bolsa S.A. de C.V.) and another $26,563 to a foreign subsidiary of the Parent (Venezuela). These amounts include the remaining balance of the accrual for corporate taxes owed to the tax-paying Parent and are included in due to related parties in the accompanying statement of financial condition, are non-interest bearing, unsecured, and due on demand.

The Company has a receivable of $2,055,592 from its Parent at year-end. Additionally, the Company has a receivable of $1,996 from the Ultimate Parent. These amounts are non-interest bearing, unsecured, and due on demand.

The Company executed transactions for its U.S. affiliates, VectorGlobal IAG, Inc, and VectorGlobal Family Office, Inc, which provides individualized financial advisory services to families, investment companies trusts and non-profit organizations. The Company has a receivable of $74,112.

Foreign Affiliates

The Company has entered into referral agreements with five separate entities wholly owned by the Parent operating in Venezuela, Peru, Brazil, Ecuador, and Chile. The Company reimburses each of the affiliates for certain expenses in connection with client referrals.

NOTE 9. COMMITMENTS AND CONTINGENCY

Contingency

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. Management believes the resolution of these matters will not have a material effect on the Company's position or results from operations. As of December 31, 2023, the Company did not record any liabilities for such matters.

NOTE 9.   COMMITMENTS AND CONTINGENCY (continued)

Clearing Agreement

The Company entered into a revised service agreement with its clearing organization starting October 20, 2020, which established early termination fees that decline over 5 years.

Termination Fees:

In year 1	$ 700,000
In year 2	$ 600,000
In year 3	$ 400,000
In year 4	$ 300,000
In year 5	$ 200,000

NOTE 10.   DEFINED CONTRIBUTION PLAN

The Company has a safe harbor 401(k) plan, which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches 100% of all eligible employee contributions up to 6% of the employee's eligible compensation. There is no vesting schedule for employer contributions. All employer contributions are fully vested.

NOTE 11.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $13,178,841, which was $12,839,959 in excess of the minimum amount required of $338,882. The ratio of aggregate indebtedness to net capital was 0.39 to 1.

NOTE 12.   RISK CONCENTRATIONS

Securities Clearance and Custody

The clearing and depository operations for the Company's securities transactions are provided by Pershing LLC, whose principal offices are in New Jersey. At December 31, 2023, all securities owned, amounts due from brokers, and the clearing deposit are held by and due from this broker.

Other Off-Balance Sheet Risks

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's clearing broker.

NOTE 13.   SUBSEQUENT EVENTS

Management has evaluated the impact of all subsequent events through March 04, 2024, the date the financial statements are issued, and has determined that there have been no material subsequent events that occurred during such period that would require disclosure in these financial statements or would be required to be recognized in the financial statements as of December 31, 2023.